EnzymeBioSystems

A Nevada Corporation

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16773 W Park Drive, Chagrin Falls, Ohio 44023 ● Telephone (440) 708-0012

July 2, 2014

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey P. Riedler, Assistant Director

Christina De Rosa

Daniel Greenspan

Re: EnzymeBioSystems

Registration Statement on Form S-1

Filed June 18, 2014

File No. 333-196879

Ladies and Gentlmen:

On behalf of EnzymeBioSystems (the “Company”), the undersigned hereby submits a response to the comment raised by the staff (the “Staff”) of the U. S. Securities and Exchange Commission (the “Commission”) in its letter dated July 1, 2014 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1 originally filed on June 18, 2014.

In response to the Comment Letter, we are filing with the Commission today, Amendment No. 1 to the Registration Statement (the “Amendment”). We are sending you a marked copy for your review.

The Company’s response follows the Staff’s comment. For your convenience, the Staff’s comment contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment. Here follows the Company’s response to the Staff’s comment .

U. S. Securities & Exchange Commission

July 2, 2014

Staff Comment

Plan of Distribution, page 24

1. We note the language in the first paragraph under this heading that “[t]he offering by the selling shareholders is at a fixed price of $0.57 per share for the entire duration of the offering.” We also note the language in the following paragraph that in the event a market develops for your common stock, “the shares may be sold...at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, which may be changed.” Please revise your disclosure throughout your prospectus as necessary to correct this discrepancy and clarify whether your common stock will be sold at a fixed price of $0.57 per share for the entire duration of the offering, or at the prevailing market price if and when a market develops.

Company Response

We respectfully note the Staff's comment. Based on your comment, we have revised the disclosures throughout the prospectus to correct the discrepancy that our common stock may be sold by the selling shareholders at the prevailing market price if and when a market develops for the shares. We thank you for bringing this discrepancy to our attention.

The Company acknowledges that:

•           should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•           the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact Thomas C. Cook, Esq., our corporate counsel, at (702) 221-1925.

EnzymeBioSystems

By: /s/ Anushavan Yeranosyan

Anushavan Yeranosyan

Secretary and Treasurer

cc: Thomas C. Cook, Esq.